NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MBS Source eTrading Inc. ("the Company") was incorporated Washington on May, 11 2012. It is a registered broker-dealer in securities under the Securities and Exchange Act of 1933. The Company is a member of the Financial Industry Regulatory Authority ('FINRA"), and Securities Protection Corporation ('SIPC").

The Company is engaged in business as a securities broker-dealer, which trades Mortgage Backed and Asset Backed securities ('MBS/ABS") with other broker-dealers and institutional customers. The Company does not hold security position at the end of the day, all securities purchased are sold, and the buyer is charged a commission. The commission calculation is fully disclosed on the website. The Company is an introducing broker-dealer that started trading activities in August 2014 and clears its transactions on a fully disclosed basis.

The Company's business also includes on-line access to a web based aggregation tool, containing mortgage and asset backed securities information. The Company's customers, who subscribe to the online data service, pay a monthly fee to access the website.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company is wholly-owned by MBS Source Holdings, Inc. (the "Parent").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

Subsequent Events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Accounts Receivable

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission Income

Commissions associated with the securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subscription revenue is recognized as earned on a monthly basis. The billing frequency is negotiated and stated in each contract. Customers have in general yearly subscriptions with automatic renewal.

Clearing Agreements

In April 2015 the Company terminated its former sub-clearing agreement with Ridgeway & Conger, Inc., a broker-dealer registered in NY and entered into a clearing agreement with COR Clearing, LLC ("COR") registered in Delaware on a fully disclosed basis.

Deferred Revenue

Deferred revenue includes amounts received in advance for subscriptions to the on-line data service.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is organized as a Corporation and subject to federal, state and local income taxes. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, and the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

NOTE 2: DEPOSIT AT CLEARING ORGANIZATION

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm also transfers funds on behalf of the company. The Company had a $101,001 clearing fund deposit with COR which serves as collateral for any amounts due to the clearing firm as well as collateral for securities trading activity.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1) the company is subject of federal, state and local taxes.

The Company performs monthly reviews to ascertain its tax liability. Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates. As of December 31, 2015, the Company's deferred assets were insignificant and they did not have any deferred liabilities.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions or related interest or penalties as of December 31, 2014. Tax years since inception remain subject to examination by the federal agencies (as previously mentioned, the Company was formed in 2012).

NOTE 4:   RELATED-PARTY TRANSACTIONS

The Company pays a monthly license fee to a related party for the access to its web based aggregation tool. The Company resells the access to its on-line tool. The Company incurred $180,000 in expenses for the year ended December 31, 2015 under this agreement.

The Company has a lease agreement as described in Note 6. The Company subleases a portion of the property to a related party for a monthly fee of $1,500. The Company received $18,000 in rental income for the year ended December 31, 2015 under this sublease agreement.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits.   The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2015, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 6: LEASES

The Company has an office lease agreement with a third party. The office space is leased under an operating lease expiring on December 31, 2016 with option to renew 2 more years. The option to terminate requires 6 months advance written notification and payment of a penalty in amount of 3 months of rent.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9:   RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $423,377 which was $418,377 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($47,450) to net capital was 0.112 to 1.